                             FORM 11-K ANNUAL REPORT

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       ----------------------------------

                                    FORM 11-K


 [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                                 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                                (NO FEE REQUIRED)

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 0-12345

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  STILLWATER MINING COMPANY 401(K) PLAN & TRUST

                            STILLWATER MINING COMPANY
                               737 PALLADIUM PLACE
                                 P. O. BOX 1330
                               COLUMBUS, MT 59019

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            STILLWATER MINING COMPANY
                               737 PALLADIUM PLACE
                                 P. O. BOX 1330
                               COLUMBUS, MT 59019

                              REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan and Trust - Financial Statements and Supplemental Schedules, December 31, 2000 and 1999 (With Independent Auditor's Report Thereon), including the Statements of Net Assets Available For Benefits as of December 31, 2000 and 1999, the Statement of Changes in Net Assets Available For Benefits for the Year ended December 31, 2000, and Notes to Financial Statements for the Years Ended December 31, 2000 and 1999, together with Supplemental Schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule G, Part III - Schedule of Nonexempt Transactions as of December 31, 2000.

2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of KPMG LLP, independent auditors.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY, 401(K) PLAN AND TRUST



July 13, 2001                        /s/ James A. Sabala
------------------------------       -------------------------------------------
           Date                      James A. Sabala
                                     Vice President and Chief Financial Officer

                            STILLWATER MINING COMPANY

                                  EXHIBIT INDEX


Exhibit                             Document
-------                             --------

  23               Consent of KPMG LLP, Independent Auditors.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST


                                TABLE OF CONTENTS



Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits - Year
   Ended December 31, 2000

Notes to Financial Statements

                                                                                                        Schedule
                                                                                                        --------
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2000 ...................       1

Schedule G, Part III - Schedule of Nonexempt Transactions - Year Ended December 31, 2000 .............       2

                          INDEPENDENT AUDITORS' REPORT


To the Administrator of the
   Stillwater Mining Company 401(k) Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company 401(k) Plan and Trust (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2000 and Schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/KPMG LLP

Billings, Montana
June 29, 2001

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                   2000                 1999
                                                               ------------         ------------
Assets:
     Cash                                                      $    106,885                   --
     Investments, at fair value:
        Common stock                                              1,617,366            1,343,985
        Mutual funds                                             12,399,686           13,012,512
        Participant notes receivable                                460,283              372,689
                                                               ------------         ------------

           Total investments                                     14,477,335           14,729,186

     Receivables:
        Employer contributions                                       37,582               54,013
        Participant contributions and loan repayments                58,336               85,096
                                                               ------------         ------------

           Total receivables                                         95,918              139,109
                                                               ------------         ------------

           Net assets available for benefits                   $ 14,680,138           14,868,295
                                                               ============         ============


See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                    $     82,026
        Interest income on loans                                        32,726
                                                                  ------------

              Total investment income                                  114,752
                                                                  ------------

     Contributions:
        Employer contributions                                         780,266
        Participant contributions and rollovers                      1,890,340
                                                                  ------------

              Total additions                                        2,785,358

Deductions from net assets attributed to:
     Net depreciation in fair value of investments                     980,681
     Distributions and withdrawals                                   1,972,909
     Administrative expenses and other                                  19,925
                                                                  ------------

              Total deductions                                       2,973,515

Net decrease                                                          (188,157)

Net assets available for benefits:
     Beginning of year                                              14,868,295
                                                                  ------------

     End of year                                                  $ 14,680,138
                                                                  ============

See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)   DESCRIPTION OF PLAN

      On June 1, 1993, Stillwater Mining Company (the "Company") established the Stillwater Mining Company 401(k) Plan and Trust (the "Plan"). The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering all non-union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Effective October 1, 1999, employees are eligible to participate in the Plan the beginning of the month following the employee's date of hire. Prior to the change, employees were eligible to participate in the plan after six consecutive months of service.

      (b)   PLAN AND TRUST ADMINISTRATION

            The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that was administered under a trust agreement with Fidelity Management Trust Company through September 30, 1999. Effective October 1, 1999, the Plan changed trustees to Smith Barney Plan Services (the "Trustee").

      (c)   CONTRIBUTIONS

            Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

            The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2000.

      (d)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

      (e)   VESTING

            Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100% vested after three years of service.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


      (f)   FORFEITURES

            Forfeitures of terminated participants' nonvested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. During 2000 and 1999, $27,160 and $2,297, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

            The amount of forfeitures used to pay administrative expenses in 2000 totaled $16,875.

      (g)   PAYMENT OF BENEFITS

            When benefit payments are requested, upon termination, retirement or death, participants or their beneficiaries receive a lump-sum amount equal to the vested value of his or her account.

(2)   SUMMARY OF ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The Plan's financial statements are prepared on the accrual basis of accounting.

      (b)   APPRECIATION (DEPRECIATION) OF INVESTMENTS

            The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

      (c)   USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (d)   INVESTMENTS

            Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

            Participant notes receivable are valued at principal amount, which approximates fair value.

      (e)   CASH

            As of December 31, 2000, the Plan had cash which was restricted for the purchase of common stock.

      (f)   EXPENSES OF THE PLAN

            The Company reimburses substantially all of the expenses incurred in the administration of the Plan.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


      (g)   NEW ACCOUNTING PRONOUNCEMENTS

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

            SFAS No. 133 is effective for fiscal years beginning after June 14, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

(3)   INVESTMENTS

      The following table presents the fair values of investments that represent 5 percent or more of the Plan's net assets as determined by quoted market prices as of December 31:

                                                  2000                           1999
                                       --------------------------     --------------------------
                                         NUMBER                          NUMBER
                                           OF                              OF
                                         SHARES                          SHARES
                                           OR                              OR
                                       PRINCIPAL                       PRINCIPAL
                                         AMOUNT       FAIR VALUE         AMOUNT      FAIR VALUE
                                       ----------    ------------     -----------   ------------
Stillwater Mining Company Stock -
  Common Stock                           41,102      $  1,617,366        42,164     $  1,343,985
Mutual Funds:
  Scudder International Fund             21,133         1,063,221        14,084          996,275
  Dreyfus Appreciation Fund              32,791         1,408,047        34,847        1,593,561
  Dreyfus Premier Core Value Fund        40,120         1,240,900        30,917          953,167
  Baron Asset Fund                       13,766           748,725        10,533          619,027
  American Century Income &
    Growth Fund - Investor               22,609           682,807        17,932          610,597
  Janus Enterprise Fund                  23,819         1,268,839        17,056        1,307,674
  Janus Fund                             69,054         2,298,799        48,519        2,137,273
  Smith Barney S&P 500 Index Fund        46,933           628,428        43,848          658,153
  Smith Barney Government Portfolio     740,594           740,594     1,199,790        1,199,790
  Other                                                 2,319,326                      2,936,995
Loan fund                               460,283           460,283       372,689          372,689
                                                     ------------                   ------------
                                                     $ 14,477,335                   $ 14,729,186
                                                     ============                   ============

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $980,681 as follows:

                      Common stock              $      358,388
                      Mutual funds                  (1,339,069)
                                                ----------------
                                                $     (980,681)
                                                ================

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(4)   PARTICIPANT LOANS

      Participant loans shall not exceed the lessor of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested interest or, if greater, the total individual account up to $10,000. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time. Interest rates on the participant loans outstanding at December 31, 2000 ranged from 7.0% to 10.0%.

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(6)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Smith Barney. Smith Barney is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,050 for the year ended December 31, 2000.

(7)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated May 18, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

            Investments. See Note 2(d) regarding investment valuation.

            Participant loans. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(9)   NONEXEMPT TRANSACTIONS

      There were unintentional delays by the Company in submitting certain 2000 contributions due to a computer program error in the amount of $6,386 to the trustee. The Company intends to remit the contributions and to reimburse the Plan for lost interest in the amount of $1,831 during July 2001.

      There was one unintentional delay by the Company in submitting a contribution in the amount of $114,623 to the trustee during 1999. The Company intends to reimburse the Plan for lost interest in the amount of $1,237 during July, 2001.

(10)  ASSETS ALLOCATED TO WITHDRAWING PARTICIPANTS

      The following is a reconciliation of net assets available for benefits reported on the financial statements to the Form 5500:

                                                             YEAR ENDED         YEAR ENDED
                                                            DECEMBER 31,       DECEMBER 31,
                                                                2000               1999
                                                            ------------       ------------
    Net assets available for benefits reported on
      the financial statements                              $ 14,680,138        14,868,295
    Amounts allocated to withdrawing participants                     --          (494,324)
                                                            ------------       ------------
      Net assets available for benefits reported
        on the Form 5500                                    $ 14,680,138        14,373,971
                                                            ============       ============

      The following is a reconciliation of distributions and withdrawals reported on the financial statements to the Form 5500:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     2000
                                                                 ------------
    Distributions and withdrawals on the financial statements    $  1,972,909
    Amounts allocated to withdrawing participants                    (494,324)
                                                                 ------------
      Distributions and withdrawals reported on the Form 5500    $  1,478,585
                                                                 ============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for the accounts of persons who as of or prior to December 31, 1999 had withdrawn from participating in the earnings and operations of the Plan but had not yet been paid. Amounts were paid in 2000.

                                                                      SCHEDULE 1

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

          IDENTITY OF ISSUE,                        DESCRIPTION OF INVESTMENT INCLUDING
           BORROWER, LESSOR                   MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR
           OR SIMILAR PARTY                                  OR MATURITY VALUE                                 CURRENT VALUE
-------------------------------------    -----------------------------------------------------------          ---------------
Stillwater Mining Company (a)            Stillwater Mining Company Stock - Common Stock                       $     1,617,366
Lexington Management Corp.               Lexington Worldwide Emerging Markets Fund                                    140,433
Scudder                                  Scudder International Fund                                                 1,063,221
Dreyfus Corp.                            Dreyfus Appreciation Fund                                                  1,408,047
                                         Dreyfus Founders Discovery Fund                                               69,458
                                         Dreyfus Premier Core Value Fund                                            1,240,900
Baron Management                         Baron Asset Fund                                                             748,725
Quest Advisory Corp.                     Royce Premier Fund                                                           541,089
Warburg Pincus                           Warburg Pincus Fixed Income Fund                                              80,833
Strong Capital Management                Strong Government Securities Fund                                            305,997
INVESCO Funds Group Inc.                 INVESCO Select Income Fund                                                   219,171
Lexington Management Corp.               Lexington GNMA Income Fund                                                   177,978
Union Bond & Trust Co.                   MCM Stable Asset Fund                                                        180,387
American Century/Benham                  American Century Income & Growth Fund - Investor                             682,807
INVESCO Funds Group Inc.                 INVESCO High Yield Fund                                                       51,718
Janus Capital Corp.                      Janus Enterprise Fund                                                      1,268,839
                                         Janus Fund                                                                 2,298,799
                                         Janus Twenty Fund                                                            547,625
Wasatch Advisors, Inc.                   Wasatch Mid-Cap Fund                                                           4,637
Smith Barney Asset Management (b)        Smith Barney S&P 500 Index Fund                                              628,428
                                         Smith Barney Government Portfolio                                            740,594
Stillwater Mining Company Bargaining
Unit 401(k) Plan and Trust (b)           Participant loans; interest rates ranging from 7% to 10.25%                  460,283
                                                                                                              ---------------
                                                                                                              $    14,477,335
                                                                                                              ===============

(a)   Party-in-interest to the Plan.

(b) Party-in-interest to the Plan because an affiliate is a service provider to, and trustee of, the Plan.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2000


                                                          DESCRIPTION OF TRANSACTIONS
                             RELATIONSHIP TO PLAN,       INCLUDING MATURITY DATE, RATE
       IDENTITY OF             EMPLOYER OR OTHER         OF INTEREST, COLLATERAL PAR OR         PURCHASE      SELLING
     PARTY INVOLVED            PARTY-IN-INTEREST                MATURITY VALUE                   PRICE         PRICE
-------------------------    ---------------------    -------------------------------------    ----------    --------
Stillwater Mining Company         Plan Sponsor        Certain 2000 employee deferrals
                                                      and employer contributions not
                                                      deposited to Plan in a timely
                                                      manner.  Interest rate of 28.67%.(1)         --            --

Stillwater Mining Company         Plan Sponsor        Employee deferrals not deposited
                                                      to Plan in a timely manner(2)                --            --


                                                EXPENSES
                                               INCURRED IN                                                NET GAIN OR
       Identity of             LEASE         CONNECTION WITH        COST OF        CURRENT VALUE        (LOSS) ON EACH
     Party involved            RENTAL          TRANSACTION           ASSET            OF ASSET            TRANSACTION
-------------------------    ----------    -------------------    -----------    -----------------     ----------------
Stillwater Mining Company        --                --              $   1,831             --                   --

Stillwater Mining Company        --                --                  1,237             --                   --
                                                                  -----------

(1) There were unintentional delays by the Company in submitting certain 2000 employee deferrals and employer contributions due to a computer program error in the amount of $6,386 to the trustee. The Company intends to reimburse the Plan for lost interest in the amount of $1,831 during July 2001.

(2) There was one unintentional delay by the Company in submitting a contribution in the amount of $114,623 to the trustee during 1999. The Company intends to reimburse the Plan for lost interest in the amount of $1,237 during July, 2001.


See accompanying independent auditors' report.